P.E. 1/31/02







# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Private Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of**
**the Securities Exchange Act of 1934**

For the month of JANUARY, 2002

**IMA Exploration Inc.**
(Translation of registrant s name into English)

**0-30464**
(SEC File Number)

**#709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**IMA Exploration Inc.**
(Registrant)

Date January 18, 2002

By /s/ William Lee
(Signature)*
Name: William Lee
Title: Director

*Print the name and title of the signing officer under his signature.

**EXPLORATION INC.**

**Suite 709 - 837 West Hastings Street**
**Terminal City Club Tower, Vancouver, B.C. V6C 3N6**
**tel: (604) 687-1828 • fax: (604) 687-1858 • toll free: 1-800-901-0058**
**Internet: www.imaexploration.com • e-mail: info@imaexploration.com**

January 18, 2002 CDNX SYMBOL: IMR

**NEWS RELEASE**

# IMA Completes $1,026,000 Private Placement Financing

**IMA Exploration Inc.** is pleased to announce that the Company has received the funds required to complete the recently announced $0.38 non-brokered private placement and is proceeding with the mandatory regulatory filing. The Prudent Bear Fund, of Dallas, Texas, purchased the outstanding 637,000 units in the second tranche, bringing its total to 1,637,000 units. Total finders' fees payable on this financing include $82,080 ($50,555 already paid) and 270,000 share purchase warrants (206,300 already issued).

These funds will be used to help finance the Company's exploration programs in Peru and for general working capital. As the Company has filed its Annual Information Form, the shares issued above are subject to a four month hold period.

The above private placement is subject to acceptance for filing by the Canadian Venture Exchange.

IMA Exploration Inc. continues to seek new exploration opportunities through its extensive contact base to add to its strategic land position, which has attracted several major mining companies, including our joint venture partner in Argentina, Barrick Gold Corp.

ON BEHALF OF THE BOARD

"William Lee"

Mr. William Lee, Chief Financial Officer

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.